SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 DEC 23 A 10:21

[redacted]
08006324

19 December 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 18 December 2008 which we released to The Stock Exchange of Hong Kong Limited on 18 December 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
DEC 30 2008
THOMSON REUTERS

Tracy Kong
Assistant Company Secretary

Encl

dlw 12/24

E:\cherry\S'La Asia\Add dir_MR\Ann\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of Shangri-La Asia Limited announces that Mr Madhu Rama Chandra Rao has been appointed as an Executive Director of the Company with effect from 18 December 2008.

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Mr Madhu Rama Chandra Rao has been appointed as an Executive Director of the Company with effect from 18 December 2008.

Mr Madhu Rama Chandra Rao, aged 57, joined the group in May 1988 as group financial controller. He was appointed as chief financial officer of the Company in 1997 and the managing director and chief executive officer of Shangri-La International Hotel Management Limited, a wholly-owned subsidiary of the Company, in August 2008. He is a director of a number of subsidiaries of the Company including Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand. Before joining the Company, he worked for a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. He graduated from the University of Mumbai and is a fellow member of the Institute of Chartered Accountants of India.

Save as disclosed above, Mr Rao has not held any directorship in listed public companies in the last 3 years and does not have any relationship with any other directors, senior management, substantial or controlling shareholders of the Company.

There is no director's service contract signed between the Company and Mr Rao in respect of his appointment as an Executive Director. Under the Bye-Laws of the Company, Mr Rao will retire at the next following general meeting of the Company and will be eligible for re-election at the said meeting. Mr Rao is also subject to retirement by rotation no later than the third annual general meeting after he was so elected under the Bye-Laws of the Company and is eligible for re-election after such retirement. His remuneration (if any) shall be determined by the Remuneration Committee of the Board of the Company in its absolute discretion after taking into account, amongst other things, Mr Rao's scope of responsibilities and the prevailing market conditions.

As at the date of this announcement, Mr Rao has a personal interest in 30,000 shares and share options in respect of a total of 350,000 shares granted under the share option scheme of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information that needs to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr Rao.

The Board would like to take this opportunity to welcome Mr Rao to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 18 December 2008

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing, Mr Giovanni Angelini and Mr Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr Ho Kian Guan, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Wong Kai Man, Mr Timothy David Dattels and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END